Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Amendment No. 3 to Registration Statement (Form S-3 No. 333-232270) of DXP Enterprises, Inc. of our reports dated March 13, 2020, relating to the consolidated financial statements and the effectiveness of internal control over financial reporting of DXP Enterprises, Inc., which reports appear in the Form 10-K of DXP Enterprises, Inc. for the year ended December 31, 2019 (and expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of a new accounting standard), and to the reference to our firm under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/Moss Adams LLP

Houston, Texas
May 1, 2020